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                                                                  Exhibit (d)(4)

[Please note that the following is an English translation of a document written in Spanish which is also attached as an exhibit to the Schedule TO. Although Purchaser believes the following English translation to be an accurate translation of the original document written in Spanish, the following English translation is qualified in its entirety by reference to the original document written in Spanish.]

         By and Between PRIMOR ALIMENTOS, C.A., a corporation created and domiciled at Caracas, initially registered under the name of ALPROVENCA, Alimentos y Productos Venezolanos, C.A., at the Fifth Companies Registration Office of the Judicial Circumscription of the Federal District of Miranda State, on the 23rd of September of 1998, under number 42, Volume 251-A-Qto, being its denomination modified by the current one, as duly recorded at the Commercial Registry Office of the Judicial Circumscription of the Federal District of Miranda State, on the 13th of December of 2000, under number 49, Volume 491-A-Qto, hereinafter referred to as "Primor Alimentos", represented hereupon by its Manager Lorenzo Mendoza G., Venezuelan, of age, domiciled at the aforementioned domicile, bearer of the Identity Card No. 6,818,047, duly authorized by the document hereto attached (Addendum A), and PRIMOR INVERSIONES C.A., a corporation constituted and domiciled at Caracas, duly registered at the Fifth Companies Registration Office of the Judicial Circumscription of the Federal District of Miranda State, on the 9th of January of 2001, under number 81, Volume 497-A-Qto, hereinafter referred to as "Primor Inversiones" or the "Offerer", jointly with Primor Alimentos, hereinafter referred to as "Primor",

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represented hereupon by its Manager Lorenzo Mendoza G., above mentioned, duly authorized by the document hereto attached (Addendum B), of the one part, and MAVESA S.A., of the other part, a business association originally registered at the Registry of Commerce of the Court of First Instance having jurisdiction over Business Matters of the Federal District, on the 19th of May of 1949, under number 552, Volume 2-B, which last reform has been duly registered at the Companies Registration Office of the Judicial Circumscription of the Federal District of Miranda State, on the 28th of August of 2000, under number 39, Volume 148-A-Pro, hereinafter referred to as "Mavesa", represented hereupon by Josefina Nebreda de Sanabria, Venezuelan, of age, bearer of the Identity Card No 3,185,604 and Guillermo Trigo, Spanish, of age, domiciled at the aforementioned domicile, bearer of the Identity Card No. 81,786,776, duly authorized by the Minutes of the Board of Directors dated on January 19, 2001, herewith enclosed (Addendum C), this agreement is entered into (with all the addenda hereto attached, hereinafter called the "Agreement"), under the following covenants and conditions, to wit:

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FIRST: BACKGROUND
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1) On the 9th of January of 2001, Mavesa was informed about the negotiations that were being carried out by a group of stockholders and American Depositary Receipts' holders ("ADRs"), which represent stocks of Mavesa. Subsequently, Mavesa had cognizance that such conversations were being held with Primor. These negotiations concluded upon the celebration, on this day, of an agreement whose contents have been informed to Mavesa by such stockholders.

2) The Board of Directors of Mavesa, in the meeting carried out on the 19th of January of 2001, analyzed the contents of the aforementioned agreement, specially the addendum referring to the main terms and conditions which the bids to be carried out by Primor would be subject to, both in Venezuela and the United States of America, hereinafter referred to as the "Bids".

3) The Board of Directors of Mavesa, taking into account such information, the provisions of Section Ten of the company's Articles of Incorporation and by-laws, which compels itself to "always direct its activity towards the achievement of the company's best interests and the creation of profits for stockholders", and the provisions of the Rules on Takeover Bids of Corporations that make public offering of its

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stocks and other rights over the same, published at the Official Gazette of the
Bolivarian Republic of Venezuela No. 37.039, on the 19th of September of 2000, hereinafter called the "Rules on OPAs", specially article 2 of section 11 and sections 31 et seq, issued an internal Regulation of general application, hereinafter called the "Regulation", which will regulate the conduct of Mavesa in the event that a takeover bid is entered ("Takeover Bids") in order to apply for the company's outstanding stocks or ADRs (the "Regulation"). The Regulation shall be applicable to the bids entered by Primor, to any rival offer, if any, as well as to any other takeover bid that may arise thereinafter.

SECOND: THE REGULATION
-----------------------

1) Mavesa, in order to foster the free development of Bids, to avoid any activity which may hamper the same, and to furnish information about a competitive market that may increase the potential profits of stockholders and ADRs' holders, binds itself to strictly observe the provisions of this Regulation, which contents are noted in Addendum D, specially in relation to the items listed herein below:

A) Rules of conduct regarding the general management of Mavesa during the period of takeover bids, placing particular emphasis on fully


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allowing and not hindering rival takeover bids, in the stockholders' and ADRs'
holders interest.

B) Rules concerning the exercise of preferential rights provided in Section Six of the Incorporation - Bylaw instrument of Mavesa.

C) An extraordinary stockholders' meeting call, in order to appoint a new Board of Directors and stockholders' representatives in the event that any takeover bid is successful.

D) Rules regarding the criteria to determine that a rival bid may be considered by the Board of Directors more beneficial than the initial tender.

E) Rules in relation to treasury stocks.

F) Rules relating to the information to be provided to whom may enter Takeover Bids.

2) Mavesa agrees to follow the aforementioned conduct and to act objectively and impartially, in the event that a third party other than Primor initiate a Takeover Bid.

3) During the effectiveness of this Agreement, Mavesa commits itself not to alter the Regulation.


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THIRD: ANALYSIS OF THE TERMS AND CONDITIONS OF THE AGREEMENT ENTERED INTO BY AND
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BETWEEN PRIMOR AND A GROUP OF STOCKHOLDERS ADRs' HOLDERS OF MAVESA
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As recorded in the Minutes of the Board of Directors of Mavesa, contained in
Addendum C, and taking into account the recommendation given by the OPAs Committee of Mavesa, after consulting the financial and legal advisors, Mavesa deems that the price and the terms and conditions of the Bids, if carried out in the way and manner agreed upon herein before, reflect appropriately on the value of its stocks and ADRs, being beneficial for stockholders and ADRs' holders. Consequently, the Board of Directors of Mavesa recommends the terms and conditions of the Bids, notwithstanding the fact that rival bids more alluring for stockholders and ADRs' holders of Mavesa may arise in the future. Addendum
E, hereto attached, contains the press release that Mavesa and Primor will jointly disclose, in accordance with the Capital Market Law and the Rules Relating to the Transparency of the Capital Market.

Accordingly, if the bids are carried out under the terms and conditions agreed upon between Primor and the stockholders aforementioned, Mavesa, by means of its Board of Directors, will disclose the objections


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to such bids, recommending its acceptance, provided that there are no rival bids which the Board of Directors of Mavesa deems more beneficial for stockholders and ADRs' holders, in accordance with the rules established in Section Four of the Regulation. Mavesa hereby empowers Primor to include the Board of Directors' recommendation in the Bids reports.

The Board of Directors of Mavesa shall not withdraw or alter the recommendation regarding the bids, except for the rival bids which the Board may consider more beneficial for stockholders or ADRs' holders, or in the event that such fact is demanded in order to comply with the obligations that the Law and Mavesa's By-laws impose on managers.

FOURTH: COMPENSATION IN THE EVENT THAT A RIVAL BID IS SUCCESSFUL
----------------------------------------------------------------

Taking into account that the Bids submitted by Primor would cause a favorable impact on the quotation price of Mavesa's stocks and ADRs; that the Bids price is higher than the average quotation registered during the last six (6) months; that the bids submittal adds value to the company and benefits stockholders and ADRs' holders; that takeover bids more favorable than the offers may arise, which would benefit both stockholders and ADRs' holders, as well as the rival environment;


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Mavesa, taking into consideration the efforts put forth by Primor to enter bids and in acknowledgement of its contribution to the creation of profits for stockholders and ADRs' holders and the development of free competence upon setting the price of Mavesa's stocks, will pay Primor, in the event that a rival takeover bid submitted by a company other than Primor and not related to the latter, within twelve (12) months following the date of these presents, is successful, a sum equivalent to one and a half percent (1.5%) of the total amount paid to the stockholders and ADRs' holders who accepted the winning bid. Such payment will be effected in cash, exclusively in American Dollars, within the ten (10) working days of the Stock Exchange following the payment of the price provided in the winning bid. Upon default in the payment of said amount within the term above indicated, interests will accrue at an annual rate of nine percent (9%).

The Board of Directors of Mavesa will neither demand nor foster bids for the purchase of stocks or ADRs of Mavesa or any of its Subsidiaries or merge proposals, company restructuring, strategic associations, recapitalizations or similar operations with Mavesa or any of its Subsidiaries. The Board of Directors may provide information about Mavesa and its Subsidiaries and may participate in discussions or


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negotiations relating to the above mentioned operations, solely in the following cases: (1) when a written unsolicited cash takeover proposal, is previously received; and (2) in the event a rival bid is entered, which does not involve the total amount of stocks and ADRs of Mavesa that stockholders or ADRs' holders may wish to sell independently from the minimum condition. In both cases, it will be necessary that the Board of Directors conclude in advance that such proposal or offer is more beneficial for stockholders and ADRs' holders than the Bids, and that the Offerer celebrate a confidentiality agreement under the terms substantially similar to the confidentiality agreement indicated in Section
Five. Notwithstanding the aforementioned, the Board of Directors may supply information about Mavesa and its Subsidiaries to any third party who has submitted a rival bid and has entered into a confidentiality agreement under the terms and conditions similar to the confidentiality agreement indicated in Section Five.

FIFTH: Except for the provisions of Section four, this Agreement will remain in
------
force until the 30th of June of 2001, or until the previous date on which the Bids conclude without the purchase of stocks or ADRs.


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SIXTH: EXPENSES
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The expenses arising from this Agreement shall be paid and borne by the party who has incurred them.

SEVENTH: NOTICES
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To all legal effects arising from these presents, any notification regarding this Agreement shall be deemed effectively given by means of the remittance of the respective written notices, at the addresses listed herein below:

Primor:

Cuarta Transversal de los Cortijos de Lourdes
Centro Empresarial Polar, 4th floor
Los Cortijos de Lourdes
Caracas
Telephone: 202-3414
Fax: 202-3364

Mavesa:

Avenida Principal de los Cortijos de Lourdes
Edificio Mavesa
Caracas


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Attention: Josefina Nebreda de Sanabria
Telephone: 203-7300
Fax: 203-7439

Any of the parties hereto may modify its legal domicile by notifying in writing the other party. Nevertheless, as long as such modification has not been notified, the legal domiciles will remain the same.

EIGHTH: ARBITRATION
-------------------

The parties hereto agree to settle any controversy arising from this Agreement in good faith and promptly. In the event that any discrepancy or dispute may arise in relation to these presents, its interpretation, validity, effectiveness or execution, a period of seven (7) consecutive days will be granted, so that the parties may come to an out-of-court settlement. Such period of time will be extended upon the mutual agreement of the parties hereto.

Having elapsed the above mentioned period of time or upon not reaching an agreement to extend such a term, the parties hereto agree that any controversy that may arise in relation to these presents, its interpretation, validity, effectiveness, execution and any matter concerning the grounds of the controversy, will be settled definitively by an out-of-court arbitration, applying solely the legislation of the


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Bolivarian Republic of Venezuela, in the City of Caracas, in Spanish language, in accordance with the Commercial Arbitration Law of the Bolivarian Republic of Venezuela, and under the following rules, namely:

(i) The arbitration will be carried out by three (3) impartial arbitrators, who will be appointed in the manner hereinafter set forth: each party hereto will appoint one arbitrator and the arbitrators chosen by each of the parties, in its turn, will appoint the third arbitrator, who will be the President of the Arbitration Court. The appointment of the Arbitration Court's members shall not exceed a maximum of ten (10) consecutive days, as of the date of application for arbitration, date on which the Arbitration Court shall be created. If the arbitrators elected by the parties hereto fail to agree as to the appointment of the third umpire, then, during the afternoon of the following working day after the expiration of the ten (10) consecutive days above mentioned, each party hereto will place three (3) slips within a box, each of which will bear the name of an arbitrator candidate. Once all the slips have been duly introduced within the box, one of them will be drawn by lot, which will indicate the name of the third arbitrator. The person who will carry out the draw will be elected by lot.


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(ii) In any case, arbitrators shall have the following qualifications, namely:
(a) knowledge of Spanish and English language; (b) impartial and without conflict of interests; (c) attorney-at-law and cognizant of the Venezuelan and American legislation and commercial customs; (d) previous experience on commercial arbitration matters.

(iii) The summons to reply to the arbitration briefs and other notices during the proceedings will be carried out in the manner and at the legal domicile of the respondent/s, in accordance with the provisions of Section Seven of this Agreement.

(iv) The formalities of the arbitration proceedings will be initiated on the day following the creation of the Arbitration Court.

(v) The parties hereto will have thirty (30) consecutive days, as of the initial date of the arbitration proceedings, in order to submit evidence and arguments. Such period of time shall not be extended, unless the parties hereto file a mutual agreement in writing and the members of the Arbitration Court issues a writ duly founded.

(vi) Umpires will have thirty (30) consecutive days, as of the expiration of the term to furnish evidence and arguments by the parties, in order to grant the arbitration award. Such term shall not be extended unless


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the parties hereto gives their consent in writing and the members of the
Arbitration Court issues a writ duly founded.

(vii) The arbitration award shall be in writing and shall outline the issues in dispute and the reasons of fact and matters of law to found the decision contained in the award.

(viii) The award shall be final and binding on the parties hereto, and shall include a decision in relation to the costs, including reasonable fees and expenses for the attorneys-at-law. Upon submitting the controversy to an arbitration proceeding, under the provisions of this section, the parties agree that they shall not file any of the judicial resources against awards which they are entitled to.

(ix) The costs, including reasonable fees and expenses incurred by the attorneys-at-law, shall be borne by the losing party in accordance with the arbitration award. If no party wins completely, the costs arising from the arbitration proceedings shall be allocated proportionately between the parties, except for the fees and expenses of the parties' attorneys-at-law, which shall be paid by each party, respectively.

(x) The award shall be enforced judicially at any court having jurisdiction over such matters or over the parties hereto or over the parties' assets.


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Upon the execution of this Agreement, the parties hereto agree and accept the application of the arbitration proceedings contained in this section and waive expressly their right to file any motion based on lack of jurisdiction.

The parties hereto and the members of the Arbitration Court shall maintain strict confidentiality in relation to the proceedings, the information provided by the parties and the result of the arbitration award, unless such information must be disclosed under a legal or judicial requirement.

NINTH: COMMUNICATIONS
---------------------

All public announcements, press releases and notifications to public entities in relation to this Agreement and the Bids shall be previously discussed and coordinated by the parties hereto, and shall be carried out under those terms that preserve the stockholders' rights and comply with the Venezuelan and American Rules.

TENTH: COOPERATION
------------------

The parties agree to cooperate and to inform the Sale Agent of Mavesa, the ADRs' bailee of Mavesa and the Agents of the Bids so that they will cooperate in everything relating to the Bids proceedings and its acceptance, supplying information about the ownership and


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stock and ADR availability, the encumbrances over the same and the exercise of preferential rights.

ELEVENTH: APPLICABLE LEGISLATION
--------------------------------

This Agreement shall be subject to the legislation of the Bolivarian Republic of Venezuela.

TWELFTH: JURISDICTION AND LEGAL DOMICILE
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To all legal effects arising from this Agreement, the city of Caracas is elected as the special and exclusive domicile to all the effects of these presents; the parties hereto agree to submit themselves to the jurisdiction of the Courts of the aforementioned city.

Three (3) copies of the same tenor and to a sole effect are signed. Caracas, on the 21st day of January of 2001.
On behalf MAVESA S.A.
Josefina Nebreda de Sanabria
Guillermo Trigo

On behalf PRIMOR INVERSIONES, C.A.
Lorenzo Mendoza G.
Manager

On behalf PRIMOR ALIMENTOS, C.A.
Lorenzo Mendoza G.
Manager


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